Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258

Resmas, Resmillas y Formas Contínuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

Rule 12g3-2 (b) File N° 82-4240

Caracas, September 05th 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
<u>Rule 12g3-2 (b) File N° 82-4240</u>

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

dlw 9/14

Very truly yours,

Leticia Level G.
Corporate Planning Manager

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Letterhead of MANPA]

Caracas, July 28, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents by Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Consolidated Financial Statements restated at June 30, 2005.
2. Consolidated Statements of Equity Accounts Movements at June 30, 2005 in restated bolivars.
3. Consolidated Statements of Equity Accounts Movements at June 30, 2004 in restated bolivars.
4. Consolidated Statements of Cash Flows for the term comprised from January the 1st to June the 30th for the years 2004 and 2005, in restated bolivars.
5. Historical Consolidated Financial Statements at June 30, 2005.
6. Consolidated Statements of Movements in Equity Accounts at June 30, 2005 in historical bolivars.

7. Consolidated Statements of Movements in Equity Accounts at June 30, 2004 in historical bolivars.

8. Consolidated Statements of Cash Flows for the term comprised from January the 1st to June 30th for the years 2004 and 2005, in historical bolivars.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

Phone 901 22 45 Fax 901 23 17

llevel@manpa.com.ve

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2005 July 28 AM 10:49 FILE RECEIVED." ----------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT MARCH THE 30TH, 2005

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Semester 2005	1st Semester 2004
Net sales	190,005,338	256,631,099
OPERATING COSTS AND EXPENSES		
Sales cost	132,416,999	140,767,132
Administrative expenses	7,391,161	7,670,506
Sales expenses	17,768,096	22,927,978
TOTAL COST AND OPERATING EXPENSES	157,576,256	171,365,616
INCOME BEFORE INTERESTS/ TAXES/ DEPOSITS AND AMORTIZATIONS	32,429,082	64,265,483

	1st Semester 2005	1st Semester 2004
DEPRECIATION AND AMORTIZATION	9,500,492	9,963,987
OPERATING INCOME	22,928,590	54,301,496
OTHER INCOME/ (EXPENSES)		
Others – net	-5,039,837	-10,439,097
INTEGRAL FINANCING INCOME (COST)		
Earned interests	329,348	121,322
Interests expenses	-1,377,812	-1,856,640
Exchange differences – net	4,621,982	3,758,905
Monetary earnings (loss)	-2,349,385	-661,430
TOTAL INTEGRAL FINANCING INCOME (COST)	1,224,133	1,362,157
PROFITS BEFORE INCOME TAX	19,112,886	45,224,556
Income tax provision	3,575,851	10,904,553
NET INCOME	15,537,035	34,320,003

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE THE 30TH, 2005

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Semester 2005	1st Semester 2004
ASSETS		
CURRENT		
Cash and transferable securities	33,412,128	30,533,359

	1st Semester 2005	1st Semester 2004
Commercial accounts receivable	62,770,304	68,206,030
Other accounts receivable	19,892,071	6,241,894
Inventories	63,403,360	62,305,653
Expenses paid in advance	1,294,883	5,042,242
Advances to suppliers	7,155,442	9,236,417
TOTAL CURRENT ASSETS	187,928,188	181,565,595
Investments	20,491,495	16,652,291
NET FIXED ASSETS	526,388,756	539,866,981
Other Assets	1,903,870	1,677,927
TOTAL ASSETS	736,712,309	739,762,794

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

STATED IN CONSTANT CURRENCY AT JUNE THE 30TH, 2005

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Semester 2005	1st Semester 2004
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	28,431,427	17,181,182
Current portion of long-term loans	0	3,078,986
Commercial accounts payable	53,353,071	43,933,656
Other accounts payable	8,389,892	10,645,126

	1st Semester 2005	1st Semester 2004
Dividends	8,123,856	585,165
Others	6,924,945	9,582,792
TOTAL CURRENT LIABILITIES	105,223,191	85,006,907
INCOME TAX PROVISION		
Income tax payable	4,693,203	9,564,487
TOTAL INCOME TAX PAYABLE	4,693,203	9,564,487
LONG-TERM LIABILITIES		
Severance benefits and Other reserves	13,399,314	11,815,863
Other liabilities	1,841,021	2,211,471
TOTAL LONG-TERM LIABILITIES	15,240,335	14,027,334
TOTAL LIABILITIES	125,156,729	108,598,728
SHAREHOLDER'S EQUITY	611,555,580	631,164,066
TOTAL LIABILITIES AND EQUITY	736,712,309	739,762,794

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

FOR THE YEARS 2004 AND 2005

STATED IN CONSTANT CURRENCY AT JUNE THE 30TH, 2005

(Stated in thousands of Bs.)

	2005	2004
OPERATING ACTIVITIES:		

	2005	2004
Net earnings	15,537,035	34,320,003
Adjustments to conciliate the net income with the cash provided for the operating activities:		
Participation minority shareholders, net	128,146	636,219
Participation in results from non-consolidated affiliates	102,066	1,523,461
Loss from selling assets	-	(51,513)
Provision for investments	(5,016,881)	(3,001,770)
Monetary earnings	2,349,385	661,430
Depreciation	9,500,492	9,963,987
Provision for severance benefits	8,620,535	7,661,992
Changes in current assets and liabilities	(673,130)	(12,711,701)
Deferred charges and other assets	(513,828)	(170,395)
Payment of severance benefits	(6,553,138)	(6,554,222)
Other long-term accounts payable	23,967	-
Other liabilities and deferred credits	-	(3,730)
Net cash provided for operating activities	23,504,649	32,273,761
INVESTMENT ACTIVITIES:		
Additions to properties, plant and equipment	(8,791,345)	(5,519,496)
Sales and withdrawals of properties and equipment, net	65,130	1,102,896
Net cash used in investment activities	(8,726,215)	(4,416,600)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	10,833,715	(340,044)
Reduction of long-term loans	-	(91,538)
Cash dividends	(18,961,966)	(16,653,172)
Net cash provided used in financing activities	(8,128,251)	(17,084,754)

	2005	2004
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	6,650,183	10,772,407
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	26,761,945	19,760,852
AT THE END OF PERIOD	33,412,128	30,533,359

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.——————————————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Semester 2005	1st Semester 2004
Net sales	184,494,565	196,231,160
OPERATING COSTS AND EXPENSES		
Sales cost	125,866,594	111,046,429
Administration expenses	7,159,103	6,385,474
Sales expenses	17,220,753	19,080,293
DEPRECIATION AND AMORTIZATION	1,834,709	1,775,588
OPERATING INCOME	32,413,406	57,943,376

	1st Semester 2005	1st Semester 2004
OTHER INCOME/ (EXPENSES)		
Others – net	-3,838,036	-9,062,010
INTEGRAL FINANCING INCOME (COST)		
Earned interests	320,702	100,817
Interests expenses	-1,337,719	-1,540,771
Exchange differences – net	4,437,619	2,488,674
TOTAL INTEGRAL FINANCING INCOME (COST)	3,420,602	1,048,720
PROFITS BEFORE INCOME TAX	31,995,972	49,930,086
Income tax provision	3,493,056	8,990,989
NET INCOME	28,502,916	40,939,097

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Semester 2005	1st Semester 2004
ASSETS		
CURRENT		
Cash and transferable securities	33,412,128	26,349,650
Commercial accounts receivable	62,770,304	58,860,375
Other accounts receivable	19,892,071	5,386,624

	1st Semester 2005	1st Semester 2004
Inventories	59,793,680	51,470,730
Expenses paid in advance	1,288,602	4,312,673
Advances to suppliers	7,132,341	7,943,961
TOTAL CURRENT ASSETS	184,289,126	154,324,013
Investments	5,509,380	-
NET FIXED ASSETS	53,009,528	32,522,561
Other Assets	1,903,870	1,448,016
TOTAL ASSETS	244,711,904	188,294,590

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

INTERIM PRELIMINARY

(In thousand Bs.)

	1st Semester 2005	1st Semester 2004
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	28,431,427	14,827,000
Current portion of long-term loans	-	2,657,100
Commercial accounts payable	53,353,071	37,913,825
Other accounts payable	8,389,892	9,186,521
Dividends	8,123,856	504,985

	1st Semester 2005	1st Semester 2004
Others	6,965,546	8,436,972
TOTAL CURRENT LIABILITIES	105,263,792	73,526,403
INCOME TAX PROVISION		
Income tax payable	4,693,203	8,253,952
LONG-TERM LIABILITY		
Severance benefits and Other reserves	13,399,314	10,196,842
Other liabilities	11,273,317	8,289,817
TOTAL LONG-TERM LIABILITIES	24,672,631	18,486,659
TOTAL LIABILITIES	134,629,626	100,267,014
SHAREHOLDER'S EQUITY	110,082,278	88,027,576
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	244,711,904	188,294,590

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND JUNE THE 30TH

FOR THE YEARS 2004 AND 2005

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2005	2004
OPERATING ACTIVITIES:		
Net earnings	28,502,916	40,939,097
	2005	2004

Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	128,417	549,044
Income from selling assets	-	(89,777)
Provision for investments	(5,000,000)	-
Participation in results from non-consolidated affiliates	(509,380)	-
Depreciation	1,834,709	1,775,588
Provision for severance benefits	7,984,738	5,954,520
Changes in operating assets and liabilities	(2,425,315)	(18,038,303)
Deferred charges and other assets	(513,828)	(147,047)
Payment of severance benefits	(5,145,671)	(4,202,584)
Other long-term accounts payable	68,000	-
Other liabilities and deferred credits	-	(59,255)
Net cash provided for operating activities	24,924,316	26,681,283
INVESTMENT ACTIVITIES:		
Additions to properties, plant and equipment	(7,900,911)	(4,178,859)
Sales and withdrawals of properties and equipment	76,518	725,515
Net cash used in investment activities	(7,824,393)	(3,453,344)
FINANCING ACTIVITIES:		
Increase in promissory notes and bank overdrafts	12,131,613	1,403,500
Cash dividends	(18,961,966)	(13,764,056)
Net cash used in financing activities	(6,830,353)	(12,360,556)
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,269,570	10,867,383
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	23,142,558	15,482,267
AT THE END OF PERIOD	33,412,128	26,349,650

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

Leticia Level (signed) Illegible.

Corporate Planning Manager.---

Translator's note:

At the upper right margin of the front page of the prospectus and some of its internal pages there is a wet seal that reads as follows:"National Securities and Exchange Commission. 2005 JULY 28 AM 10:50. FILE. RECEIVED." --------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 19th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2005
STATED IN CONSTANT CURRENCY AT JUNE 30, 2005
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2004	22,940,094	126,471,669	256,613,429	(87,124)	14,941,176	52,511,057	132,326,084	605,716,385
Net income	-	-	-	-	-	15,537,035	-	15,537,035
Cash dividends	-	-	-	-	-	(23,968,895)	-	(23,968,895)
Result from holding non-monetary assets	-	-	-	-	-	-	14,271,055	14,271,055
BALANCES AT JUNE 30, 2005	22,940,094	126,471,669	256,613,429	(87,124)	14,941,176	44,079,197	146,597,139	611,555,580

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30, 2004
STATED IN CONSTANT CURRENCY AT JUNE 30, 2005
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2003	22,940,094	126,471,669	256,613,429	34,339	14,941,176	30,873,718	128,393,168	580,267,593
Net income	-	-	-	-	-	34,320,003	-	34,320,003
Cash dividends	-	-	-	-	-	(16,653,172)	-	(16,653,172)
Result from holding non-monetary assets	-	-	-	-	-	-	33,229,642	33,229,642
BALANCES AT JUNE 30, 2004	22,940,094	126,471,669	256,613,429	34,339	14,941,176	48,540,549	161,622,810	631,164,066

Juan Antonio Lovera (signed) Illegible
Corporative Vice President of Finances

Leticia Level (signed) Illegible.
Corporate Planning Manager

INTERPRETE PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2005
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Retained Earnings		Total Equity
		Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2004	11,470,047	1,095,795	87,975,486	100,541,328
Capital increase	-	-	-	-
Net income	-	-	28,502,916	28,502,916
Cash dividends	-	-	(18,961,966)	(18,961,966)
BALANCES AT SEPTEMBER 30, 2005	11,470,047	1,095,795	97,516,436	110,082,278

FOR THE PERIOD INCLUDED FROM JANUARY 1 TO JUNE 30,2004
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

	Capital stock	Retained Earnings		Total Equity
		Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2003	11,470,047	1,095,795	48,286,693	60,852,535
Net income	-	-	40,939,097	40,939,097
Cash dividends	-	-	(13,764,056)	(13,764,056)
BALANCES AT JUNE 30, 2004	11,470,047	1,095,795	75,461,734	88,027,576

Juan Antonio Lovera (signed) Illegible
Corporative Vice President of Finances

Leticia Level (signed) Illegible.
Corporate Planning Manager

INTERPRETE PUBLICO

COMISION NACIONAL DE VALORES
2005 JUL 28 AM 10:49
ARCHIVO RECIBIDO

Caracas, 28 de julio de 2005.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Reexpresados al 30 de junio de 2005.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de junio de 2005, en Bolívares Reexpresados.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de junio de 2004, en Bolívares Reexpresados.
4. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 30 de junio de los años 2004 y 2005, en Bolívares Reexpresados.
5. Estados Financieros Consolidados Históricos al 30 de junio de 2005.
6. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de junio de 2005, en Bolívares Históricos.
7. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 30 de junio de 2004, en Bolívares Históricos.
8. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 30 de junio de los años 2004 y 2005, en Bolívares Históricos.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 901 22 45 Fax 901 23 17

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2005
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2005	1er. Semestre 2004
Ventas Netas	190.005.338	235.631.099
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	132.416.999	140.767.132
Gastos de Administración	7.391.161	7.670.506
Gastos de Ventas	17.768.096	22.927.978
TOTAL COSTOS Y GASTOS OPERATIVOS	**157.576.256**	**171.365.616**
UTILIDAD ANTES INT./IMP./DEP. Y AMORT.	**32.429.082**	**64.265.483**
DEPRECIACION Y AMORTIZACION	**9.500.492**	**9.963.987**
UTILIDAD OPERACIONAL	**22.928.590**	**54.301.496**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-5.039.837	-10.439.097
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	329.348	121.322
Intereses Gastos	-1.377.812	-1.856.640
Diferencias en cambio - neto	4.621.982	3.758.905
Ganancia monetaria	-2.349.385	-661.430
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**1.224.133**	**1.362.157**
UTILIDAD ANTES DE ISLR	**19.112.886**	**45.224.556**
Provisión ISLR	3.575.851	10.904.553
UTILIDAD NETA	**15.537.035**	**34.320.003**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2005
INTERINO PRELIMINAR
(En Miles de Bs.)

2005 JUL 28 AM 10: 50

RECIBIDO

	1er. Semestre 2005	1er. Semestre 2004
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	33.412.128	30.533.359
Cuentas por Cobrar Comerciales	62.770.304	68.206.030
Otras Cuentas por Cobrar	19.892.071	6.241.894
Inventarios	63.403.360	62.305.653
Gastos Pagados por Anticipado	1.294.883	5.042.242
Anticipo a Proveedores	7.155.442	9.236.417
TOTAL ACTIVO CIRCULANTE	**187.928.188**	**181.565.595**
Inversiones	20.491.495	16.652.291
ACTIVO FIJO NETO	**526.388.756**	**539.866.981**
Otros Activos	1.903.870	1.677.927
TOTAL ACTIVOS	**736.712.309**	**739.762.794**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2005
INTERINO PRELIMINAR
(En Miles de Bs.)

2005 JUL 28 AM 10: 50
ARCHIVO
RECIBIDO

	1er. Semestre 2005	1er. Semestre 2004
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	28.431.427	17.181.182
Porción Circulante Préstamos Largo Plazo	0	3.078.986
Cuentas por Pagar Comerciales	53.353.071	43.933.656
Otras Cuentas por Pagar	8.389.892	10.645.126
Dividendos	8.123.856	585.165
Otros	6.924.945	9.582.792
TOTAL PASIVO CIRCULANTE	**105.223.191**	**85.006.907**
PROVISION ISLR		
ISLR por pagar	4.693.203	9.564.487
TOTAL APART. Y PROVISIONES	**4.693.203**	**9.564.487**
PASIVO A LARGO PLAZO		
Prestaciones Sociales y Otras Reservas	13.399.314	11.815.863
Otros Pasivos	1.841.021	2.211.471
TOTAL PASIVO LARGO PLAZO	**15.240.335**	**14.027.334**
TOTAL PASIVO	**125.156.729**	**108.598.728**
PATRIMONIO	**611.555.580**	**631.164.066**
TOTAL PASIVO Y PATRIMONIO	**736.712.309**	**739.762.794**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2005
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de pago de dividendos en acciones de Manpa o de subsisiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas Reserva legal	Utilidades retenidas No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004	22.940.094	126.471.669	256.613.429	(87.124)	14.941.176	52.511.057	132.326.084	605.716.385
Utilidad neta	-	-	-	-	-	15.537.035		15.537.035
Dividendos en efectivo	-	-	-	-	-	(23.968.895)		(23.968.895)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	14.271.055	14.271.055
SALDOS AL 30 DE JUNIO DE 2005	22.940.094	126.471.669	256.613.429	(87.124)	14.941.176	44.079.197	146.597.139	611.555.580

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2004
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de pago de dividendos en acciones de Manpa o de subsisiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas Reserva legal	Utilidades retenidas No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	126.471.669	256.613.429	34.339	14.941.176	30.873.718	128.393.168	580.267.593
Utilidad neta	-	-	-	-	-	34.320.003	-	34.320.003
Dividendos en efectivo	-	-	-	-	-	(16.653.172)		(16.653.172)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	33.229.642	33.229.642
SALDOS AL 30 DE JUNIO DE 2004	22.940.094	126.471.669	256.613.429	34.339	14.941.176	48.540.549	161.622.810	631.164.066

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE LOS AÑOS 2004 Y 2005
EXPRESADO EN MONEDA CONSTANTE DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolívares)

2005 JUL 28 AM 10:50
ARCHIVO
RECIBIDO

	2005	2004
ACTIVIDADES OPERACIONALES:		
Utilidad neta	15.537.035	34.320.003
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	128.146	636.219
Participación en resultados de afiliadas no consolidadas	102.066	1.523.461
Pérdida en venta de activos	-	(51.513)
Provisión para inversiones	(5.016.881)	(3.001.770)
Ganancia monetaria	2.349.385	661.430
Depreciación	9.500.492	9.963.987
Provisión para prestaciones sociales	8.620.535	7.661.992
Cambios en activos y pasivos circulantes	(673.130)	(12.711.701)
Cargos diferidos y otros activos	(513.828)	(170.395)
Pago de prestaciones sociales	(6.553.138)	(6.554.222)
Otras cuentas por pagar a largo plazo	23.967	-
Otros pasivos y créditos diferidos	-	(3.730)
Efectivo neto provisto por las actividades operacionales	23.504.649	32.273.761
ACTIVIDADES DE INVERSION:		
Adiciones de propiedades, planta y equipo neto	(8.791.345)	(5.519.496)
Venta y retiros de propiedades y equipos, neto	65.130	1.102.896
Efectivo neto usado en las actividades de inversión	(8.726.215)	(4.416.600)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (Disminución) en pagarés y sobregiros bancarios	10.833.715	(340.044)
Disminución de préstamos a largo plazo	-	(91.538)
Dividendos en efectivo	(18.961.966)	(16.653.172)
Efectivo neto usado en las actividades de financiamiento	(8.128.251)	(17.084.754)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	6.650.183	10.772.407
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	26.761.945	19.760.952
AL FINAL DEL PERIODO	33.412.128	30.533.359

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

2005 JUL 28 AM 10: 50

ARCHIVO RECIBIDO

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2005	1er. Semestre 2004
Ventas Netas	184.494.565	196.231.160
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	125.866.594	111.046.429
Gastos de Administración	7.159.103	6.385.474
Gastos de Ventas	17.220.753	19.080.293
DEPRECIACION Y AMORTIZACION	**1.834.709**	**1.775.588**
UTILIDAD OPERACIONAL	**32.413.406**	**57.943.376**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-3.838.036	-9.062.010
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	320.702	100.817
Intereses Gastos	-1.337.719	-1.540.771
Diferencias en cambio - neto	4.437.619	2.488.674
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**3.420.602**	**1.048.720**
UTILIDAD ANTES DE ISLR	**31.995.972**	**49.930.086**
Provisión ISLR	3.493.056	8.990.989
UTILIDAD NETA	**28.502.916**	**40.939.097**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2005	1er. Semestre 2004
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	33.412.128	26.349.650
Cuentas por Cobrar Comerciales	62.770.304	58.860.375
Otras Cuentas por Cobrar	19.892.071	5.386.624
Inventarios	59.793.680	51.470.730
Gastos Pagados por Anticipado	1.288.602	4.312.673
Anticipo a Proveedores	7.132.341	7.943.961
TOTAL ACTIVO CIRCULANTE	**184.289.126**	**154.324.013**
Inversiones	5.509.380	-
ACTIVO FIJO NETO	**53.009.528**	**32.522.561**
Otros Activos	1.903.870	1.448.016
TOTAL ACTIVOS	**244.711.904**	**188.294.590**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Semestre 2005	1er. Semestre 2004
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	28.431.427	14.827.000
Porción Circulante Préstamos Largo Plazo	-	2.657.100
Cuentas por Pagar Comerciales	53.353.071	37.913.825
Otras Cuentas por Pagar	8.389.892	9.186.521
Dividendos	8.123.856	504.985
Otros	6.965.546	8.436.972
TOTAL PASIVO CIRCULANTE	**105.263.792**	**73.526.403**
PROVISION ISLR		
ISLR por pagar	4.693.203	8.253.952
PASIVO A LARGO PLAZO		
Prestaciones Sociales y Otras Reservas	13.399.314	10.196.842
Otros Pasivos	11.273.317	8.289.817
TOTAL PASIVO LARGO PLAZO	**24.672.631**	**18.486.659**
TOTAL PASIVO	**134.629.626**	**100.267.014**
PATRIMONIO	**110.082.278**	**88.027.576**
TOTAL PASIVO Y PATRIMONIO	**244.711.904**	**188.294.590**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2005
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004	11.470.047	1.095.795	87.975.486	100.541.328
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	28.502.916	28.502.916
Dividendos en efectivo	-	-	(18.961.966)	(18.961.966)
SALDOS AL 30 DE JUNIO DE 2005	11.470.047	1.095.795	97.516.436	110.082.278

PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE 2004
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2003	11.470.047	1.095.795	48.286.693	60.852.535
Utilidad neta	-	-	40.939.097	40.939.097
Dividendos en efectivo	-	-	(13.764.056)	(13.764.056)
SALDOS AL 30 DE JUNIO DE 2004	11.470.047	1.095.795	75.461.734	88.027.576

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

Leticia Level
Gerente de Planificación Corp.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 30 DE JUNIO DE LOS AÑOS 2004 Y 2005
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2005	2004
ACTIVIDADES OPERACIONALES:		
Utilidad neta	28.502.916	40.939.097
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	128.147	549.044
Ganancia en Venta de activos	-	(89.777)
Provisión para inversiones	(5.000.000)	-
Participación en resultados de afiliada no consolidada	(509.380)	
Depreciación	1.834.709	1.775.588
Provisión para prestaciones sociales	7.984.738	5.954.520
Cambios en activos y pasivos operacionales	(2.425.315)	(18.038.303)
Cargos diferidos y otros activos	(513.828)	(147.047)
Pago de prestaciones sociales	(5.145.671)	(4.202.584)
Otras cuentas por pagar a largo plazo	68.000	
Otros pasivos y créditos diferidos	-	(59.255)
Efectivo neto provisto por las actividades operacionales	24.924.316	26.681.283
ACTIVIDADES DE INVERSION:		
Adiciones a propiedades, planta y equipo	(7.900.911)	(4.178.859)
Venta y retiro de propiedades y equipos	76.518	725.515
Efectivo neto usado en las actividades de inversión	(7.824.393)	(3.453.344)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en pagarés y sobregiros bancarios	12.131.613	1.403.500
Dividendos en efectivo	(18.961.966)	(13.764.056)
Efectivo neto usado por las actividades de financiamiento	(6.830.353)	(12.360.556)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	10.269.570	10.867.383
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	23.142.558	15.482.267
AL FINAL DEL PERIODO	33.412.128	26.349.650

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

Leticia Level
Gerente de Planificación Corp.